CLECO CORPORATE HOLDINGS LLC
2030 DONAHUE FERRY ROAD
PINEVILLE, LOUISIANA 71360-5226

June 8, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Request for Acceleration of Effectiveness of Cleco Corporate Holdings LLC’s Registration Statement on Form S-4 (File No. 333-238743) filed on May 28, 2020.

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cleco Corporate Holdings LLC hereby requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-238743) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on June 10, 2020, at 4:00 p.m. Eastern time, or as soon thereafter as practicable.

[Signature on following page]

Very truly yours,

Cleco Corporate Holdings LLC

By:	/s/ Kazi K. Hasan
Kazi K. Hasan
Chief Financial Officer

cc:	Timothy S. Taylor
Baker Botts L.L.P.